Explanation of Responses

(2) Michael Graff’s beneficial ownership is based on the direct and indirect beneficial ownership of these shares by Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WPVIII”), and Warburg Pincus International Partners, L.P., a Delaware limited partnership (“WPIP”).  Prior to the transaction reported by this Form 4, (i) WPVIII was the direct record owner of 3,600,321 shares of Polypore International, Inc. Common Stock (“Common Stock”) and WPIP was the direct record owner of 3,725,863 shares of Common Stock and (ii) by virtue of their position as the two managing members of PP Holding, LLC, a Delaware limited liability company (“PP Holding”), WPVIII and WPIP may each have been deemed to be the beneficial owner of an additional 10,440,658 shares of Common Stock.

Following the transaction reported herein, WPVIII and WPIP are each direct record holders of 2,084,673 shares of Common Stock and may each be deemed to be the beneficial owner of an additional 10,440,658 shares of Common Stock of which PP Holding is the direct record holder.

Mr. Graff is a partner of Warburg Pincus Partners & Co., a New York general partnership, which is the general partner of WPVIII and WPIP.  Mr. Graff is also a managing director and member of Warburg Pincus LLC, a New York limited liability company (“WP LLC”), which is the manager of WPVIII and WPIP.  As such, Mr. Graff may be deemed to have an indirect pecuniary interest (within Rule 16a-1 of the Exchange Act) in an indeterminate portion of these shares beneficially owned by WPVIII and WPIP.  Mr. Graff disclaims beneficial ownership of all shares of Common Stock except to the extent of any indirect pecuniary interest therein.